UNITED DEVELOPMENT CO., L.P.-2000
FINANCIAL STATEMENTS
December 31, 2005
with
Report of Independent Auditors

Report of Independent Auditors

To the Partners of
United Development Co., L.P.-2000:

We have audited the accompanying balance sheet of United Development Co., L.P.-2000 as of   December 31, 2005, and the related statements of operations, changes in partners’ capital and cash flows for the year then ended.  These financial statements are the responsibility of the Partnership's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Partnership has determined that it is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Development Co., L.P.-2000 at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Novogradac & Company, LLP

Alpharetta, Georgia
February 21, 2006

BALANCE SHEET
December 31, 2005

ASSETS
Cash and cash equivalents	$8,814
Security deposits	3,380
Accounts receivable	13,815
Land	195,000
Fixed assets, net of accumulated depreciation	3,067,036
Intangible assets, net of accumulated amortization	16,333

Total assets	$3,304,378

LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Accounts payable	$9,996
Security deposits payable	13,225
Accrued interest	5,698
Accrued expenses	51,283
Mortgage payable	1,043,908
Total liabilities	1,124,110

Partners' capital	2,180,268

Total liabilities and partners' capital	$3,304,378

See accompanying notes

UNITED DEVELOPMENT CO., L.P.-2000
STATEMENT OF OPERATIONS
For the year ended December 31, 2005

REVENUE
Rental revenue	$335,253
Other revenue	2,855

Total revenue	338,108

OPERATING EXPENSES
General and administrative	8,103
Payroll	10,000
Utilities	1,867
Tax and insurance	81,946
Management fee	57,968
Repairs and maintenance	74,708
Marketing and advertising	1,290
Legal and other professional fees	10,866

Total operating expenses	246,748

OPERATING INCOME	91,360

OTHER EXPENSES
Interest expense	63,199
Depreciation and amortization	133,359
Reporting fee expense	2,500

Total other expenses	199,058

NET LOSS	$(107,698)

See accompanying notes

UNITED DEVELOPMENT CO., L.P.-2000
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the year ended December 31, 2005

Total
	General	Limited	Partners'
	Partner	Partners	Capital

BALANCE, JANUARY 1, 2005	$ 112,281	$ 2,175,685	$ 2,287,966

Net loss	(5)	(107,693)	(107,698)

BALANCE, DECEMBER 31, 2005	$ 112,276	$ 2,067,992	$ 2,180,268

See accompanying notes

UNITED DEVELOPMENT CO., L.P.-2000
STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(107,698)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Depreciation and amortization	133,359
(Increase) decrease in security deposits	2,103
(Increase) decrease in accounts receivable	(71)
Increase (decrease) in accounts payable	9,996
Increase (decrease) in security deposits payable	390
Increase (decrease) in accrued expenses	51,283
Increase (decrease) in accrued interest	604
Net cash provided by (used in) operating activities	89,966

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in due to related parties	(89,266)
Principal payments on mortgage payable	(16,217)
Net cash provided by (used in) financing activities	(105,483)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15,517)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	24,331

CASH AND CASH EQUIVALENTS AT END OF YEAR	$8,814

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$62,595

See accompanying notes

UNITED DEVELOPMENT CO., L.P.-2000
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2005

1.      General

United Development Co., L.P.-2000 (the "Partnership") was formed under the laws of the State of Arkansas to conduct the business of owning and operating real property located in West Memphis, Arkansas.  The Partnership owns Families First, a 51-home scattered site residential rental property (the "Property") developed and operated under Federal and State of Arkansas low-income housing tax credit programs.

The Partnership is 99.98% owned by the limited partner, WNC Housing Tax Credit Fund VI, Series 7, a California limited partnership, 0.01% owned by the special limited partner, WNC Housing, L.P., and 0.005% owned by Arkansas Low-Income Housing State Tax Credit Partnership 2003-A, collectively, the "Limited Partners."  Harold E. Buehler, Sr. and Jo Ellen Buehler, collectively, the
"General Partner", own 0.005% of the Partnership.

Profits and losses are generally allocated 0.005% and 99.995% to the General Partner and Limited Partners, respectively, pursuant to the Second Amended and Restated Agreement of Limited Partnership dated March 12, 2004 (the "Partnership Agreement").  Under the terms of the Partnership Agreement, the Limited Partners provided or otherwise received credit for capital contributions totaling $2,151,732, which reflects an overpayment of $35,935 as a result of a tax credit adjuster pursuant to the Partnership Agreement.  The General Partner provided cumulative capital contributions totaling $112,280.  The total capital contributions required pursuant to the Partnership Agreement are subject to adjustment based on the amount of low-income housing tax credits allocated to the Partnership.  During 2005, the Limited Partners provided no capital contributions.

2.      Summary of significant accounting policies and nature of operations

Basis of accounting
The Partnership prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America.

Cash and cash equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less at the acquisition date.  Restricted cash is not considered cash equivalents.

Concentration of credit risk
The Partnership places its temporary cash investments with high credit quality financial institutions.  At times, the account balances may exceed the institution’s federally insured limits.  The Partnership has not experienced any losses in such accounts.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results may differ from those estimates.

UNITED DEVELOPMENT CO., L.P.-2000
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2005

2.	Summary of significant accounting policies and nature of operations (continued)

Revenue recognition
Rental revenue attributable to residential leases is recorded when due from residents, generally upon the first day of each month.  Leases are for periods of up to one year, with rental payments due monthly.  Other revenue results from fees for late payments, cleaning and damages and is recorded when earned.

Fixed assets
Fixed assets are recorded at cost.  Buildings are depreciated over their estimated useful lives of 27.5 years under the straight-line method.  Depreciation expense for the year ended December 31, 2005 was $128,854.

Fixed assets consist of:

Buildings                                                      $3,543,453
Less:  accumulated depreciation                                                       (476,417)
Net fixed assets                                                  $3,067,036

Intangible assets
Permanent loan costs of $13,576 are being amortized using the straight-line method over 30 years.   Tax credit monitoring fees of $18,000 are being amortized using the straight-line method over 15 years.  Amortization expense for the year ended December 31, 2005 was $4,505.  As of December 31, 2005, accumulated amortization was $15,243.

Impairment of long-lived assets
The Partnership reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Recoverability is measured by a comparison of the carrying amount to the future net undiscounted cash flow expected to be generated and any estimated proceeds from the eventual disposition.  If the long-lived asset is considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount exceeds the fair value as determined from an appraisal, discounted cash flows analysis, or other valuation technique.  There were no impairment losses recognized during 2005.

Income taxes
Income or loss of the Partnership is allocated 0.005% to the General Partner and 99.995% to the Limited Partners.  No income tax provision has been included in the financial statements since profit or loss of the Partnership is required to be reported by the respective partners on their income tax returns.

Economic concentrations
The Partnership operates a scattered site property in West Memphis, Arkansas.  Future operations could be affected by changes in economic or other conditions in that geographical area or by changes in the demand for such housing.

UNITED DEVELOPMENT CO., L.P.-2000
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2005

3.      Related party transactions

Due to related parties
Pursuant to the Development Agreement, Buehler Enterprises, Inc., an affiliate of the General Partner, earned a developer fee of $168,867 related to the development of the Property.  The entire developer fee has been capitalized into the buildings.  During 2005, the remaining balance of $41,013 of developer fee was paid from available cash flow.

Management fee
Buehler Enterprises, Inc., an affiliate of the General Partner, manages the Property pursuant to a management agreement dated October 20, 2000.  The management agreement provides for a management fee of 8% of monthly gross rental collections plus an annual fee of $25,000.  During 2005, a management fee of $57,968 was expensed to operations.

Reporting fee
Pursuant to the Partnership Agreement, the Partnership shall pay to the Limited Partners or an affiliate thereof a fee of $2,500 each year for its services in connection with the Partnership's accounting matters.  During 2005, a reporting fee of $2,500 was expensed to operations.

4.      Mortgage payable

The balance sheet reflects a mortgage payable from Fidelity National Bank secured by the Property.  The mortgage payable has been allocated to each of the 51 homes by Fidelity National Bank and a mortgage deed has been executed for each separate building.  The terms are set forth below:

Loan Amount:                                      $1,100,000
Maturity Date:                                      May 1, 2017
Interest Rate:                                      6.50%

As of December 31, 2005, the mortgage payable balance was $1,043,908 and accrued interest was $5,698.  Principal and interest payments of $6,953 are due on the first day of each month until      May 1, 2017 when all unpaid interest and principal will be due and payable.

Future minimum principal payments of the mortgage payable over each of the next five years are as follows:

Year ending December 31,

2006	$15,510
2007	16,549
2008	17,657
2009	18,840
2010	20,101
Thereafter	955,251
$1,043,908

UNITED DEVELOPMENT CO., L.P.-2000
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2005

5.	Low-income housing tax credits

The Partnership expects to generate an aggregate of $3,000,000 of federal low-income housing tax credits (“Federal Tax Credits”).  Generally, such Federal Tax Credits become available for use by its partners pro-rata over a ten-year period that began in 2002.  To qualify for the Federal Tax Credits, the Partnership must meet certain requirements, including attaining a qualified eligible basis sufficient to support the allocation and renting the Property pursuant to Internal Revenue Code Section 42 (“Section 42”) which regulates the use of the Property as to occupant eligibility and unit gross rent, among other requirements.  In addition, the Partnership executed a land use restriction agreement, which requires the Property to be in compliance with Section 42 for a minimum of 30 years.

The Partnership expects to generate an aggregate of $300,000 of Arkansas state low-income housing tax credits (“State Tax Credits”).  Generally, such State Tax Credits become available for use by its State Tax Credit Limited Partner over a five-year period that began in 2002.  To qualify for the State Tax Credits, the Partnership must meet certain requirements, including attaining a qualified eligible basis sufficient to support the allocation and renting the Property pursuant to Internal Revenue Code Section 42 (“Section 42”) which regulates the use of the Property as to occupant eligibility and unit gross rent, among other requirements.

Because the Tax Credits are subject to complying with certain requirements, there can be no assurance that the aggregate amount of Tax Credits will be realized and failure to meet all such requirements may result in generating a lesser amount of Tax Credits than expected.

As of December 31, 2005, the Partnership had generated $1,070,437 of Federal Tax Credits and $120,000 of cumulative State Tax Credits.

The Partnership anticipates generating Tax Credits as follows:

Year ending December 31,
	Federal	State
2006	$300,000	$60,000
2007	300,000	60,000
2008	300,000	60,000
2009	300,000	-
2010	300,000	-
Thereafter	429,563	-
	$1,929,563	$180,000